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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                         -----------------------
                                                         Commission File No.
                           NOTIFICATION OF LATE FILING   000-28217
                                                         -----------------------

(Check One): [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
             [_] Form N-SAR

For Period Ended: December 31, 2002

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_______________________________________________________________________

PART I -- REGISTRANT INFORMATION

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Full Name of Registrant              AirNet Communications Corporation

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)     3950 Dow Road

City, State and Zip Code: Melbourne, Florida 32934
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
     [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the year ended December 31, 2002 could not be filed with the Commission prior to the filing deadline on March 31, 2003 because our auditors required additional time to complete their audit and to issue their report. The Form 10-K was submitted to the Commission shortly after 5:30 p.m. on March 31, 2003 and was accepted for filing by the Commission at 5:44 p.m. and, therefore, received a file date of April 1, 2003.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Joseph F. Gerrity           321                   676-6758
           -----------------           ---                   --------
               (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see the registrant's current report on Form 8-K filed March 27, 2003 and the press release attached thereto, reporting financial results for the year ended December 31, 2002.

________________________________________________________________________________

                        AirNet Communications Corporation

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 01, 2003           By: /s/ Joseph F. Gerrity
      ---------------              ---------------------
                                   Joseph F. Gerrity, Vice President of Finance,
                                   Chief Financial Officer and Treasurer

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[LETTERHEAD OF DELOITTE & TOUCHE LLP]

Securities and Exchange Commission
Washington, D.C. 20549

We have been engaged by AirNet Communications Corporation (the Company) as independent certified public accountants to report on the Company's financial statements as of and for the year ended December 31, 2002. We were unable to complete our audit since we were not able to complete our reviews of the Company's required disclosures included in the financial statements. Accordingly, we were not able to furnish the Company our independent auditors' report.

/s/ DELOITTE & TOUCHE LLP

April 1, 2003
Orlando, Florida